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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 811-854
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                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
             [ ] Form N-SAR

For Period Ended: September 30, 2001
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:
                                                   -------------------------

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                         PART I. REGISTRANT INFORMATION

Full name of registrant:    IIC INDUSTRIES INC.
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Former name if applicable:  N/A
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Address of principal executive office (Street and number):  171 Madison Avenue
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City, State and Zip Code:   New York, New York 10016
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                        PART II. RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant has encountered delays in obtaining independent approval of financial and other information pertaining to the subsidiary operations of Balton C.P. Limited. Balton is a 51%-owned holding company of the Registrant whose subsidiaries are engaged in the trading business in several African countries. During 2001, Balton accounted for approximately 32% of the Registrant's sales revenue. As a consequence of the aforementioned delays, the Company is unable to supply the required information with respect to its report on Form 10-Q by November 14, 2001.

                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

      Paul Buttafuoco                (212)                    889-7201
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          (Name)                   (Area code)           (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                               IIC INDUSTRIES INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:                                        By:
                                                  ------------------------------
                                                  Name:  Fortunee F. Cohen
                                                  Title: Secretary



                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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                               IIC INDUSTRIES INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 13, 2001                      By: /s/ Fortunee F. Cohen
                                                 -------------------------------
                                                 Name:  Fortunee F. Cohen
                                                 Title: Secretary



                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).